Exhibit 99.2

Foresight Completes Successful Multi-User Trial of Cellular-Based

Eye-NetTM Solution for Accident Prevention

The Eye-NetTM cellular-based solution is designed to prevent accidents between vehicles and between vehicles and pedestrians

Ness Ziona, Israel – March 28, 2018 - Foresight Autonomous Holdings Ltd., an innovator in automotive vision systems (NASDAQ and TASE: FRSX), announced today that it has successfully completed a multi-user trial of its Eye-NetTM accident prevention solution and met the pre-defined criteria set for its success.

The Eye-NetTM V2X (vehicle-to-everything) cellular-based accident prevention solution is designed to provide real-time pre-collision alerts to pedestrians and vehicles by using smartphones and relying on existing cellular networks.

120 Android and iOS users from across Israel participated in the trial. Part of the trial consisted of simulating collision scenarios in two different locations in a safe and controlled manner. The simulated scenarios included two vehicles moving towards each other with no direct eye contact between them and an additional scenario simulating an accident between a vehicle and a pedestrian. In all the simulated scenarios, the Eye-NetTM application successfully alerted all users in a manner that enabled them to brake safely and on time. The information was streamed in real-time to a control room at the company’s headquarters and accurately displayed the location of the simulated collisions on a map.

The following pre-defined objectives were to be validated during the trial: the stability and usability of the application on both iOS and Android-based cellular phones; the server workload and its ability to handle data transfer; the ability to support a wide geographic distribution of users; the real-time functionalities of the dashboard; controlled scenarios validation (pedestrian collision warning and collision warning); and overall system stability. All objectives were successfully achieved.

This trial marks the successful completion of the system's feasibility study.

Earlier this month, the company announced that it has entered into a memorandum of understanding with Tamda Ltd. (TASE:TMDA) and Tamda’s controlling shareholders, pursuant to which the company agreed to proceed with a transaction to spin off its activities dedicated to the development of our Eye-NetTM solution and merge them into Tamda. Upon the closing of the transaction, the company will own approximately 74.5% of the issued and outstanding share capital of Tamda. The parties’ obligations to complete the transaction are subject to various closing conditions. We cannot be sure that the transaction will close as contemplated, if at all.

About Foresight

Foresight Autonomous Holdings Ltd. (NASDAQ and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of stereo/quad-camera vision systems and V2X cellular-based solutions for the automotive industry based on 3D video analysis, advanced algorithms for image processing and sensor fusion. The company, through its wholly owned subsidiary Foresight Automotive Ltd., develops advanced systems for accident prevention which are designed to provide real-time information about the vehicle's surroundings while in motion. The systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. The company’s systems are targeting the Advanced Driver Assistance Systems (ADAS), semi-autonomous and autonomous vehicle markets. The company estimates that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the development of its Eye-NetTM solution and its plans to spin-off its Eye-NetTM related activities. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Foresight's registration statement on Form 20-F filed with the Securities and Exchange Commission ("SEC") on June 1, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654